United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Table of Contents:

I.	CVRD acquires CST Shares	2

II.	CVRD clarifies negotiations with Mitsui	3

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Press Release

CVRD Acquires CST Shares

Rio de Janeiro, March 27, 2003 – Companhia Vale do Rio Doce (CVRD) and Arcelor inform that they agreed to buy shares of Companhia Siderúrgica de Tubarão (CST) owned by Acesita S.A. (Acesita). Such shares are not affected to the CST controlling shareholders agreement.

This transaction is related to the bid made by CVRD and Arcelor to Acesita publicly announced on December 20, 2002. As previously informed, the increase of CVRD’s stake in CST is transitory, given that a way out option from 2007 onwards is already guaranteed by contract.

The acquisition will be completed until April 24, 2003. It will involve the acquisition by CVRD of 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST total capital. Simultaneously, Arcelor will acquire common and preferred shares of CST, representing 8.84% of CST total capital. The average price per 1,000 shares to be paid by CVRD and Arcelor will be US$ 22.66. Therefore, CVRD will spend US$ 59,698,128.37 with the purchase of CST shares.

After the closing of this transaction, CVRD will own 24.934% of CST common shares and 29.962% of CST preferred shares, totaling 28.022 % of CST capital, equal to the same percentages that will be held by Arcelor.

The acquisition by CVRD and Arcelor of CST common shares equivalent to 14.85% of its voting capital, owned by Acesita and affected to the shareholders agreement, may take place in the future, if the other members of such shareholders agreement authorize the transaction or after the expiration of the current CST shareholders agreement – May 2005.

CVRD and Arcelor confirm that the CST expansion project, which involves the construction of a third blast furnace, will come on stream on 2006. This project will be totally financed by CST from its own cash flow and/or debt issuance and it will generate a significant increase of the demand for CVRD iron ore and pellets.

The acquisition of CST shares reflects CVRD’s already manifested intention to help the restructuring of the Brazilian steel industry to make feasible a healthy growth process, creating opportunities for expanding the Company’s ferrous minerals business.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

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Press Release

CVRD Clarifies Negotiations with Mitsui

Rio de Janeiro, March 28, 2003 - In relation to unauthorized information that has been released to the press over eventual strategic movements, Companhia Vale do Rio Doce (CVRD), in conformity with its policy regarding full disclosure to its shareholders and investors, comes to public to clarify the following:

•	The Board of Directors of CVRD has approved the strategic guideline authorizing negotiations with Mitsui & Co. (Mitsui) for the acquisition of common and preferred shares of Caemi Mineração e Metalurgia S. A. (Caemi). Caemi is the world´s fourth largest producer of iron ore and it is listed on the São Paulo Stock Exchange (Bovespa)

•	CVRD already owns 50% of the common shares of Caemi, which corresponds to 16.87% of its total capital. The negotiations are taking place and the parties haven’t reached an agreement on the commercial terms and there is no guarantee that such agreement will be reached.

•	If satisfactorily completed, this transaction will result in the full control by CVRD of Caemi´s common shares. In addition, CVRD will own 40% of Caemi´s preferred shares. The acquisition of such shares will be subject to the review and approval of competition authorities. Finally, in the event of its completion, CVRD informs that there is no intention whatsoever of delisting Caemi, that will continue to be traded on Bovespa.

•	CVRD has no comments about eventual changes in the shareholders structure of its controlling shareholder - VALEPAR S. A.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: March 28, 2003